SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                               Frederick R. Adler
                        Intangible Asset Management Trust
                          c/o Susan R. Chapman, Trustee
                              175 East 64th Street
                            New York, New York 10021
                                 (212) 517-3831
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 27, 1998
                                December 29, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.



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                                  SCHEDULE 13D
CUSIP No. 822809 10 9

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       (a)    Frederick R. Adler Intangible Asset Management Trust

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       (a)    USA

NUMBER                     7.     SOLE VOTING POWER
OF                                (a)    916,226


SHARES                     8.     SHARED VOTING POWER
BENEFICIALLY               (a)    -0-


OWNED BY                   9.     SOLE DISPOSITIVE POWER
EACH                              (a)    916,226


REPORTING                  10.    SHARED DISPOSITIVE POWER
PERSON WITH                (a)    -0-


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  (a)    916,226

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  (a)    20.6%

14.    TYPE OF REPORTING PERSON
                                  (a)    00




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                                                            SCHEDULE 13D
CUSIP No. 822809 10 9

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       (a)    Susan R. Chapman, Trustee

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       (a)    USA

NUMBER                     7.     SOLE VOTING POWER
OF
                                  (a)    916,226

SHARES                     8.     SHARED VOTING POWER
BENEFICIALLY
                                  (a)    -0-

OWNED BY                   9.     SOLE DISPOSITIVE POWER
EACH
                                  (a)    916,226

REPORTING                  10.    SHARED DISPOSITIVE POWER
PERSON WITH
                                  (a)    -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  (a)    916,226

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  (a)    20.6%

14.    TYPE OF REPORTING PERSON

                                  (a)    IN



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This report on Schedule 13D is being filed by the Frederick R. Adler  Intangible
Asset Management Trust (the "Asset Trust") and Susan R. Chapman, Trustee (together with the Trust, the "Reporting Persons") to reflect (a) the transfer by the Reporting Persons to Frederick R. Adler of warrants to purchase an aggregate of 350,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. at exercise prices ranging from $3.15 to $3.50 per share (the "Warrants"), on December 27, 1998; and (b) the transfer by Frederick R. Adler to the Asset Trust of 156,500 shares of Common Stock (the "Shares"), on December 29, 1998. Mr. Adler is the settlor and beneficiary of the Asset Trust.

Item 1.  SECURITY AND ISSUER

         No change

Item 2.  IDENTITY AND BACKGROUND

         No change

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable


Item 4.  PURPOSE OF TRANSACTION

         On December 27, 1998, the Asset Trust transferred the Warrants to Frederick R. Adler. No consideration was paid with respect to such transfer. Mr. Adler, a director of the Company, and the settlor and beneficiary of the Asset Trust, transferred the Shares to the Asset Trust on December 29, 1998. No consideration was paid with respect to such transfer. Susan R. Chapman is Trustee of the Trust.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 916,226 shares of Common Stock representing approximately 20.6% of the outstanding shares of Common Stock.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

         (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days except:

         (i) On December 27, 1998, the Reporting Persons transferred the Warrants to Frederick R. Adler. No consideration was paid with respect to such transfer.



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         (ii) On December  29,  1998,  Frederick  R. Adler  transferred  156,500 shares of Common Stock to the Reporting Persons. No consideration was paid with respect to such transfer.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Susan R. Chapman is Trustee of the Asset Trust and has voting power and investment power over the shares of Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Frederick R. Adler
                                             Intangible Asset Management Trust


                                 By:      /s/ Susan R. Chapman
                                 Susan R. Chapman, Individually and as Trustee of the Frederick R. Adler Intangible Asset Management Trust



Date:    January 8, 1999


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